Exhibit 99.1

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED	CUSIP: 22546ECC6

NO. 1	PRINCIPAL AMOUNT: $1,380,000

CREDIT SUISSE
Buffered Accelerated Return Equity Securities (BARES)SM
due July 22, 2011
Linked to the Performance of the iShares MSCI Emerging Markets Index

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the “Branch”), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.  All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

This Note does not bear interest.

F-1

IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE,
acting through its Nassau branch

By:
Name:
Title: Authorized Signatory

By:
Name:
Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: July 22, 2008

THE BANK OF NEW YORK,
as Trustee

By:
Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE
Buffered Accelerated Return Equity Securities (BARES)SM
due July 22, 2011

Linked to the Performance of the iShares Emerging Markets Index Fund

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

This Note is one of a series designated as the Buffered Accelerated Return Equity Securities (BARES) due July 22, 2011 Linked to the Performance of the iShares Emerging Markets Index Fund (the “reference index”) (the “Note”).

This Note does not bear interest.

This Note is issuable only in registered form without coupons in minimum denominations of $1,000 and any integral multiples of $1,000 in excess thereof at the office or agency of the Company in the Borough of Manhattan, The City of New York, in the manner and subject to the limitations provided in the Indenture.

This Note is not redeemable at the option of the Company, acting through the Branch, prior to maturity.

Maturity Date

The Maturity Date of this Note is July 22, 2011 (the “Maturity Date”), subject to postponement if a market disruption event (as defined below) occurs, as determined by the Calculation Agent (as defined below), on the valuation date as described under “—Market Disruption Events” below.  No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

Redemption Amount

On the Maturity Date, the Company, acting through the Branch, will redeem this Note for a redemption amount (the “Redemption Amount”) in cash equal to the principal amount hereof multiplied by the sum of 1 plus the index return , which will be expressed as a percentage and calculated as follows:

•      If the final index level is greater than the initial index level, subject to a cap of 55.50%, the index return will equal:

150%	×	final index level - initial index level
initial index level

•      If the final index level is less than or equal to the initial index level, but is greater than or equal to 85% of the initial index level, then the index return will equal zero and the redemption amount will equal the principal amount of the securities.

•      If the final index level is less than 85% of the initial index level, the index return will equal:

final index level – (85% × initial index level)
initial index level

The “initial index level” for the reference index is 130.41.

The “final index level” will equal the final level of the reference index.

The “final level” for the reference index will equal the closing level of the reference index on the valuation date.

The “valuation date” is July 15, 2011, subject to postponement if a market disruption event occurs on a valuation date.

The “closing level” for the reference index will be, on any relevant index business day, the level of the reference index as determined by the Calculation Agent at the “valuation time” for the reference index, which is the time at which the sponsor for the reference index (the “index sponsor”) calculates the closing level of the reference index on such index business day, as such level is calculated and published by the index sponsor, subject to the adjustment provisions described under “—Adjustments to the calculation of the reference index” below.

A “business day” is any day, other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law, regulation or executive order to close.

An “index business day” with respect to the reference index is any day that is (or, but for the occurrence of a market disruption event, would have been) a day on which trading is generally conducted on the relevant exchange and related exchanges (each as defined below), other than a day on which the relevant exchange or related exchanges is scheduled to close prior to its regular weekday closing time. “Exchange” with respect to the reference index means the principal exchange on which any stock underlying the reference index is traded. “Related exchange” means any exchange on which futures or options contracts relating to the reference index are traded.

Dilution Adjustments for the iShares MSCI Emerging Markets Index Fund

The closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date will be subject to adjustment from time to time in certain situations. Credit Suisse International, which will initially act as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the iShares, Inc., after the index business day immediately following the trade date,

(1) pays a share dividend or makes a distribution with respect to the shares of the iShares MSCI Emerging Markets Index Fund in such underlying shares,

(2) subdivides or splits the outstanding iShares MSCI Emerging Markets Index Fund shares into a greater number of underlying shares,

(3) combines the outstanding iShares MSCI Emerging Markets Index Fund shares into a smaller number of shares, or

(4) issues by reclassification of the iShares MSCI Emerging Markets Index Fund shares any other shares of iShares, Inc.,

then, in each of these cases, the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of iShares MSCI Emerging Markets Index Fund shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other shares of the iShares, Inc., and the denominator of which will be the number of iShares MSCI Emerging Markets Index Fund shares outstanding immediately before the event.

The closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will also be adjusted in each of the cases listed above by dividing by the relevant dilution adjustment.

Each dilution adjustment will be effected as follows:

•                  in the case of any dividend, distribution or issuance, at the opening of business on the index business day next following the record date for determination of holders of shares of the iShares MSCI Emerging Markets Index Fund entitled to receive the dividend, distribution of issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the iShares, Inc., and

•                  in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date or the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently cancelled by the iShares, Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date and the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will be further adjusted to the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date and the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date which would then have been in effect had adjustment for the event not been made.

Delisting or Suspension of Trading in iShares MSCI Emerging Markets Index Fund Shares; Termination of the iShares MSCI Emerging Markets Index Fund

If the underlying shares of the iShares MSCI Emerging Markets Index Fund are delisted from, or trading of such underlying shares is suspended on, the New York Stock Exchange and successor shares that the Calculation Agent determines to be comparable to such underlying shares are not listed or approved for trading on a major U.S. exchange, a successor or substitute security or index will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security or index, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes for the iShares MSCI Emerging Markets Index Fund. Similarly, the redemption amount of the securities will be calculated based upon a number of shares of such successor or substitute security equal to the value of the iShares MSCI Emerging Markets Index Fund shares that would otherwise have been used in such calculation, as determined by the Calculation Agent in its sole discretion. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the Trustee, who will provide notice in the manner set forth below.

If the iShares MSCI Emerging Markets Index Fund is liquidated or otherwise terminated (a “Termination Event”), the closing level of the iShares MSCI Emerging Markets

Index Fund shares at the close of trading on each index business day from the date of the Termination Event up to and including the valuation date will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the closing value of the iShares MSCI Emerging Markets Index Fund (or any Successor Index, as defined below) on such index business day (taking into account any material changes in the method of calculating the iShares MSCI Emerging Markets Index Fund following such Termination Event) equal to that part of the closing value of the iShares MSCI Emerging Markets Index Fund represented by the closing level of such underlying shares at the close of trading on the index business day prior to the occurrence of such Termination Event on which a closing level of the underlying shares at the close of trading was available. The Calculation Agent will cause notice of the Termination Event and calculation of the closing level as described above to be furnished to the Trustee, who will provide notice in the manner set forth below.

If a Termination Event has occurred and MSCI discontinues publication of the MSCI Emerging Markets Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to MSCI Emerging Markets Index, then the value of the MSCI Emerging Markets Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the Trustee, who will provide notice in the manner set forth below.

If a Termination Event has occurred and MSCI discontinues publication of the MSCI Emerging Markets Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each index business day from the date of the Termination Event up to and including the valuation date, the value to be substituted for the MSCI Emerging Markets Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the MSCI Emerging Markets Index prior to any such discontinuance. In such case, on each index business day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the MSCI Emerging Markets Index as described in this paragraph.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the iShares MSCI Emerging Markets Index Fund as described above, the Successor Index or value will be substituted for the iShares MSCI Emerging Markets Index Fund for all purposes, including for purposes of determining whether a market disruption event occurs.

Market Disruption Events

A “market disruption event” is, in respect of the reference index, the occurrence or existence on any index business day for such reference index during the one-half hour period that ends at the relevant valuation time, of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on:

(a)          an exchange in securities that comprise 20% or more of the level of the reference index based on a comparison of (1) the portion of the level of the reference index attributable to each security in which trading is, in the determination of the Calculation Agent, materially suspended or materially limited relative to (2) the overall level of the reference index, in the case of (1) or (2) immediately before that suspension or limitation;

(b)         a related exchange in options contracts on the reference index; or

(c)          a related exchange in futures contracts on the reference index;

in the case of (a), (b) or (c) if, in the determination of the Calculation Agent, such suspension or limitation is material.

If the Calculation Agent determines that a market disruption event exists in respect of the reference index on a valuation date, then that valuation date will be postponed to the first succeeding index business day on which the Calculation Agent determines that no market disruption event exists in respect of such reference index, unless in respect of the final valuation date the Calculation Agent determines that a market disruption event exists in respect of such index on each of the five index business days immediately following the scheduled final valuation date. In that case, (a) the fifth succeeding index business day following the scheduled final valuation date will be deemed to be the final valuation date for such reference index, notwithstanding the market disruption event in respect of such reference index, and (b) the Calculation Agent will determine the index level for such reference index on that deemed final valuation date in accordance with the formula for and method of calculating such reference index last in effect prior to the commencement of the market disruption event in respect of such reference index using exchange traded prices on the relevant exchanges (as determined by the Calculation Agent in its sole and absolute discretion) or, if trading in any security or securities comprising such reference index has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on the exchanges (as determined by the Calculation Agent in its sole and absolute discretion) but for the suspension or limitation, as of the valuation time on that deemed final valuation date, of each such security comprising such reference index (subject to the provisions on adjustments to the calculation of the reference index below).

In the event that a market disruption event exists in respect of the reference index on a valuation date, the Maturity Date of this Note will be postponed to the fifth business day following the day as of which the closing level on the valuation date for the reference index has been calculated. No interest will accrue or other payment be payable because of any postponement of the Maturity Date.

Adjustments to the calculation of the reference index

If the reference index is (a) not calculated and announced by its sponsor but is calculated and announced by a successor acceptable to the Calculation Agent or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in such reference index, then such reference index will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the Company and the Trustee, which will provide notice of the selection of the successor index to the registered Holders of this Note in the manner set forth below.

If (x) on or prior to a valuation date the index sponsor makes, in the determination of the Calculation Agent, a material change in the formula for or the method of calculating the reference index or in any other way materially modifies the reference index (other than a modification prescribed in that formula or method for maintaining the reference index in the event of changes in constituent stocks and capitalization and other routine events) or (y) on any valuation date the index sponsor (or a successor sponsor) fails to calculate and announce the reference index, then the Calculation Agent will calculate the Redemption Amount using, in lieu of a published level for the reference index, the level for the reference index as at the valuation time on the valuation date as determined by the Calculation Agent in accordance with the formula for and method of calculating the reference index last in effect prior to that change or failure, but using only those securities that comprised the reference index immediately prior to that change or failure. Notice of adjustment of the reference index will be provided by the Trustee in the manner set forth below.

Notices to the Holders of this Note will be made by first class mail, postage prepaid, to the registered Holders hereof.

Manner of Payment

This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

Amendments

The Indenture contains provisions which provide that the Company and the Trustee may amend or supplement the Indenture or the Securities without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its property and assets, to any person; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment hereunder with respect to the Securities by a successor Trustee; (v) establish the form or forms or terms of Securities of any series or of the coupons appertaining to such Securities as permitted by the Indenture; (vi) provide for uncertificated or unregistered Securities and to make all appropriate changes for such purpose; (vii) provide for a guarantee from a third party on outstanding

Securities that are issued under the Indenture; or (viii) make any change that does not materially and adversely affect the rights of any Holder.

The Indenture provides that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, the principal amount or the interest thereon is payable, modify any right to convert or exchange such Holder’s Security for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of the principal amount of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures except to increase the required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

Events of Default and Acceleration

In case an Event of Default with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of the Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company’s other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

The Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in this Note, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal amount as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Calculation Agent for the Notes (the “Calculation Agent”) is Credit Suisse International.  The calculations and determinations of the Calculation Agent will be final and binding upon the beneficial owner of this Note (except in the case of manifest error).  The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount on this Note in the manner, at the place, at the time and in the coin or currency herein prescribed.

The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

Attorney to transfer such Note on
the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE:The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change
whatsoever.